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BRUNSWICK TECHNOLOGIES INC.          43 Bibber Parkway         Tel: 207-729-7792
                                     Brunswick, Maine, USA     Fax: 207-729-7877


[BTI LOGO]


CONTACTS:
Phil Harmon                                       Citigate Sard Verbinnen
Brunswick Technologies, Inc.                      David Reno/Andrew Cole
(207) 729-7792                                    (212) 687-8080


              BRUNSWICK TECHNOLOGIES REPORTS FIRST QUARTER RESULTS

       BTI EXPLORING STRATEGIC ALTERNATIVES TO ENHANCE SHAREHOLDER VALUE

          BRUNSWICK, ME, MAY 5, 2000 -- Brunswick Technologies, Inc. (Nasdaq:
BTIC) ("BTI"), a leading manufacturer and innovative developer of composite reinforcements, today reported first quarter 2000 net sales of $12.1 million, an increase of 5.9% over the same period last year and 16.1% over the fourth quarter of 1999. Gross profit was $2.4 million, down from $2.48 million during the same period last year. Net income was $268,000, or $0.05 per fully diluted share, compared with $365,000, or $0.07 per fully diluted share for the same period in 1999.

          "We were pleased with a rebound in domestic sales, the continued strength of our international revenues and the increasing penetration of our unique next-generation carbon reinforcement product line, Black Steel(R), into the infrastructure and industrial industries," said Martin S. Grimnes, Chairman and CEO of BTI. Sales of Black Steel(R), our next-generation carbon reinforcement product line, grew to $688,000 in the first quarter, about 150% over the past two quarters combined. Because Black Steel(R) represents tremendous revenue growth potential for BTI, we committed significant production capacity to the development and delivery of the product line, which unfortunately negatively impacted sales of our conventional glass fabric products in this quarter. Margins were also negatively impacted by raw material price negotiations with the major glass suppliers that extended through the last few days of 1999. This was too late for us to effectively pass these increases on to the marketplace until late in the first quarter."


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     Commenting further on BTI's production commitment to the Black Steel(R)
product line, Bill Dubay, President and COO of BTI said, "We are leveraging the success of BTI's development and rollout of our engineered glass reinforcements product line to build our expertise in the development and high-speed processing of carbon-based fabrics."

     BTI also reported that operating expenses were 16.2% of net sales for the first quarter of 2000, down from 17.2% during the same period one-year ago. Research and development costs as well as selling expenses were also down in comparison to the same period last year. The company reported that orders in the domestic plant were received and filled for wind-blades for the first time since the first quarter of 1999. Volume is expected to continue growing in this market throughout 2000.

     On May 3, 2000, the BTI Board of Directors recommended that BTI shareholders reject as inadequate an unsolicited $8.00 per share tender offer made on April 20, 2000 by Vetrotex Certain Teed Corporation, a wholly-owned subsidiary of France-based holding company Compagnie de Saint-Gobain.

     Commenting on the Board's decision, Grimnes said, "After a careful review of the Saint-Gobain offer, with the assistance of our financial advisors, the Board determined that the offer is financially inadequate and does not recognize the inherent value of this company, especially given our strong emerging new technologies. The Board believes it is in the best interest of all shareholders at this time to aggressively explore strategic alternatives to enhance value for BTI shareholders, and has formed a committee of independent directors to oversee this process. We will promptly report any developments resulting from these efforts."

     Examples of products manufactured with BTI engineered reinforcements include: ballistic armor, boats, snowboards, railcars, truck panels, wind blades, airframe structures, automotive parts, marine pilings, bridges, and offshore oil and gas production equipment. BTI has manufacturing facilities in the Maine, Texas and the UK.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     Matters discussed in this news release, including any discussion of or impact, expressed or implied, on the Company's anticipated revenue growth, operating results and future earnings per share contain forward-looking statements (identified by the words "expect", "estimate", "project", "plans", "believe", and similar expressions) that involve known and unknown risks and uncertainties. For these statements the company claims the protection of the safe harbor of the private Securities Litigation Reform Act of 1995. The company's results may differ significantly from the results indicted by such forward-looking statements.


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The Company's future results are dependent upon general economic conditions, the availability of supplies of fiberglass, the ability to expand new and existing markets, competition from competing product lines from both fiberglass and non-fiberglass suppliers, the ability to manage growth in inventory, the stability of its customers' capital spending plans and the ability of the company to obtain necessary capital from time to time. These and other risks are detailed from time to time in the Company's SEC reports, including Form 10K for the year ended December 31, 1999.

                                     # # #

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                          BRUNSWICK TECHNOLOGIES, INC.
                         Summary Financial Information
                      (in thousands except per share data)



                                                For the Three Months Ending
                                                         March 31,
                                             ----------------------------------
                                                  2000                1999
                                             --------------      --------------
                                               (Unaudited)
Net Sales                                   $12,147   100.0%    $11,474   100.0%
Cost of goods sold                            9,745    80.2%      8,990    78.4%
                                            -------             -------
   Gross profit                               2,402    19.8%      2,484    21.6%

Selling, general and administrative
   expenses                                   1,798    14.8%      1,740    15.2%
Research and development expenses               165     1.4%        227     2.0%
                                            -------             -------
   Operating income                             439     3.6%        517     4.5%
                                            -------             -------
Other income (expense):
   Interest income                               10     0.1%         11     0.1%
   Interest expense                              (6)    0.0%         (8)   -0.1%
   Miscellaneous, net                            (8)   -0.1%         40     0.3%
                                            -------             -------
                                                 (4)    0.0%         43     0.4%
                                            -------             -------
     Income before income tax                   435     3.6%        560     4.9%

Income tax expense                              167     1.4%        195     1.7%
                                            -------             -------
     Net income                                 268     2.2%        365     3.2%
                                            =======             =======
Basic:
   Earnings per share                        $  0.05            $  0.07
   Weighted average common shares
      outstanding                              5,221              5,188

Diluted:
   Earnings per share                        $  0.05            $  0.07
   Weighted average common shares
      outstanding                              5,436              5,448

Notes to the financial statements can be found in the company's Quarterly 10-Q and Annual 10-K reports filed with the SEC

                          BRUNSWICK TECHNOLOGIES, INC.
                         Summary Financial Information
                      (in thousands except per share data)


                                          March 31,        December 31,
                                            2000              1999
                                          ---------        ------------
                           ASSETS
Current assets:                          (Unaudited)
 Cash                                     $    989          $     173
 Accounts receivable, net of
  allowance for doubtful accounts
  of $130 in 2000 and 1999                   6,641              5,766
 Inventories                                 7,003              7,730
 Refundable Income Taxes                        55                220
 Deferred income taxes                         348                349
 Other current assets                          413                269
                                          --------          ---------
    Total current assets                    15,449             14,507
Property, plant and equipment
 Land and building                           1,136              1,136
 Furniture and fixtures                        680                638
 Leasehold improvements                        138                133
 Machinery and equipment                    12,693             12,503
 Machine under construction                    285                383
 Vehicles                                      106                106
 Management information system                 520                518
                                          --------           --------
                                            15,558             15,417
 Less accumulated depreciation and
  amortization                              (4,340)            (4,000)
                                          --------           --------
  Net property, plant and equipment         11,218             11,417
                                          --------           --------
Due from shareholder                           115                113
Investment in European technology,
 net of accumulated amortization of
 $329 in 2000 and $289 in 1999               2,013              2,047
Goodwill, net of accumulated
 amortization of $935 in 2000 and
 $864 in 1999                                4,697              4,770
                                          --------           --------
      Total assets                        $ 33,492           $ 32,854
                                          ========           ========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
 Bank Overdraft                           $      -           $  1,351
 Current installments of long-term
  debt                                         113                118
 Accounts payable                            3,863              2,064
 Accrued expenses                              985                969
 Income taxes payable                            -                 21
                                          --------           --------
   Total current liabilities                 4,961              4,523

Deferred income taxes                        1,596              1,603

Shareholders' equity:
 Common stock, $0.0001 par value;
  20,000,000 shares authorized,
  5,230,823 outstanding in 2000 and
  5,210,891 outstanding in 1999                  1                  1
 Additional paid in capital                 24,984             24,969
 Treasury stock at cost; 3,300 shares
  in 1999 and 1998                              (5)                (5)
 Cumulative translation adjustment            (147)               (71)
 Retained Earnings                           2,102              1,834
                                          --------            --------
   Total shareholders' equity               26,935             26,728
                                          --------            --------
      Total liabilities and
       shareholders' equity               $ 33,492           $ 32,854
                                          ========            ========


The notes to the financial statements can be found in the company's Quarterly 10-Q and Annual 10-K reports filed with the SEC